Filed Pursuant to Rule 433
Registration Statement No. 333-224580
Pricing Term Sheet

CDK Global, Inc.

Pricing Term Sheet

This free writing prospectus relates to the offering by CDK Global, Inc. of $500.0 million aggregate principal amount of 5.875% Senior Notes due 2026 (the “Notes”) and should be read together with the preliminary prospectus supplement, dated June 4, 2018 (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, including the documents incorporated therein by reference, and the related base prospectus, dated May 1, 2018, forming a part of Registration Statement No. 333-224580.

Issuer:	CDK Global, Inc.

Security Description:	5.875% Senior Notes due 2026

Aggregate Principal Amount:	$500,000,000

Maturity:	June 15, 2026

Coupon:	5.875%

Issue Price:	100.000%, plus accrued interest, if any, from June 18, 2018

Yield to Maturity:	5.875%

Benchmark Treasury:	UST 1.625% due May 15, 2026

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2018

Record Dates:	June 1 and December 1 of each year

Make-Whole Redemption:	Make-whole redemption at Treasury Rate + 50 basis points prior to June 15, 2021

Optional Redemption:
At any time or from time to time on or after June 15, 2021, the Issuer, at its option, may on any one or more occasions redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, if redeemed during the 12-month period beginning June 15 of the years indicated:

Year	Optional Redemption Price
2021	102.938%
2022	101.958%
2023	100.979%
2024 and thereafter	100.000%

Change of Control Triggering Event:	Putable at 101% of principal plus accrued and unpaid interest

Trade Date:	June 4, 2018

Settlement:	June 18, 2018 (T+10)

CUSIP:	12508EAG6

ISIN:	US12508EAG61

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. BB&T Capital Markets, a division of BB&T Securities, LLC Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Lloyds Securities Inc.

Co-Managers:	Danske Markets Inc. The Huntington Investment Company Samuel A. Ramirez & Company, Inc.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the Preliminary Prospectus Supplement and the accompanying base prospectus, the terms of this Pricing Term Sheet shall govern. Capitalized terms used but not otherwise defined in this Pricing Term Sheet shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan toll-free at (866) 846-2874.

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the accompanying base prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.